SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 2)*

                    Under the Securities Exchange Act of 1934


                              CKE Restaurants, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    12561E105
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                             Pirate Capital LLC 200
                          Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 29, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      12561E105              SCHEDULE 13D         PAGE 2 OF 6 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PIRATE CAPITAL LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                        [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    5,688,660
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,688,660
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,688,660
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.       12561E105             SCHEDULE 13D         PAGE 3 OF 6 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    5,688,660
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,688,660
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,688,660
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      12561E105              SCHEDULE 13D         PAGE 4 OF 6 PAGES
------------------------------                             ---------------------

The Schedule 13D filed on February 6, 2006 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value ("Shares"), of CKE Restaurants, Inc. (the "Issuer"), as previously amended by Amendment No. 1 to the Schedule 13D filed on March 6, 2006, is hereby amended by this Amendment No. 2 to the Schedule 13D. The principal executive office of the Issuer is located at 6307 Carpinteria Avenue, Ste. A, Carpinteria, California 93013. Please note that this Amendment No. 2 is being refiled to include Exhibit B which was inadvertently omitted from the original filing.

ITEM 2.           IDENTITY AND BACKGROUND

Paragraph (a) to Item 2 is hereby amended and restated as follows:

          (a) This statement is filed by the Reporting Persons. Each of the Reporting Persons is deemed to be the beneficial owner of the Shares held by Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD (the "Holders"). The Reporting Persons disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

         Funds for the purchase of the Shares reported herein were derived from available capital of the Holders. A total of approximately $82,314,849 was paid to acquire such Shares.

ITEM 4.           PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

         On March 29, 2006 Pirate Capital and the Issuer entered into an Agreement (the "Agreement") pursuant to which, among other things, the Issuer agreed that if Pirate Capital or any of the Holders submits notice on or before April 15, 2006 for a director to be nominated at the Issuer's 2006 Annual Meeting of Shareholders, then such notice will be deemed to have been timely delivered and, if such notice is timely delivered, then the Issuer would not hold the 2006 Annual Meeting of Shareholders until at least 70 days following receipt of such notice.

         A copy of the Agreement is attached hereto as Exhibit B and incorporated herein by reference.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

         (a) As of the close of business on March 29, 2006, the Reporting Persons beneficially owned 5,688,660 Shares, constituting approximately 9.5% of the Shares outstanding.

         The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 59,822,260 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Current Report on Form 8-K filed on March 28, 2006.

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CUSIP NO.      12561E105             SCHEDULE 13D           PAGE 5 OF 6 PAGES
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         (b) By virtue of its position as general partner of Jolly Roger Fund
LP, Pirate Capital has the power to vote or direct the voting and to dispose or direct the disposition of all of the 1,523,600 Shares held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund, LTD and Jolly Roger Activist Portfolio Company LTD, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition of, all of the 4,165,060 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power; thus giving him an aggregate of shared voting power and shared dispositive power with respect to 5,688,660 Shares with Pirate Capital. Matt Goldfarb, a Director and Senior Investment Analyst at Pirate Capital, beneficially owns 2,500 Shares. The Reporting Persons disclaim beneficial ownership over such Shares.

         (c) The following transactions in the Shares were effected by the Reporting Persons since the most recent filing on Schedule 13D. All of the Shares were purchased in open market transactions.

Jolly Roger Fund LP

Trade Date        Shares Purchased (Sold)     Price per Share
----------        ----------------           ---------------
3/7/2006              100,000                       16.81
3/7/2006               19,400                       16.50
3/8/2006                2,900                       16.60
3/10/2006              20,000                       16.55
3/15/2006               1,000                       17.50
3/27/2006             100,000                       17.50
3/28/2006             300,000                       17.25
3/28/2006              25,000                       17.20

Jolly Roger Activist Portfolio Company LTD

Trade Date        Shares Purchased (Sold)     Price per Share
----------        ----------------           ---------------
3/29/2006              100,000                       17.20

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Item 6 of the Schedule 13D is hereby amended by the addition of the following:

         As set forth below, Jolly Roger Fund LP sold the following put option on the open market:



Date of Sale      Shares     Exercise Price per   Expiration Date   Purchase Price per
                Underlying       Share ($)                             Option ($)
                  Options
--------------------------------------------------------------------------------------
  03/10/06         78,200        17.50                04/22/06            1.107


Item 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

2.   Exhibit B - Agreement, dated March 29, 2006, by and between Pirate Capital
                 LLC and CKE Restaurants, Inc.

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CUSIP NO.      12561E105             SCHEDULE 13D           PAGE 6 OF 6 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2006


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Managing Manager

                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.